Space 3, Inc. DBA VEL

Balance Sheet

As of June 30, 2024

	JUL 2022 - JUN 2023	JUL 2023 - JUN 2024
ASSETS		
Current Assets		
Bank Accounts		
10000 Space 3 HQ Bank Accounts		
10001 Checking Bank of America 4753	290,484.67	1,210.83
10002 Savings Bank of America 8247	4.55	404.63
10003 Business Reserve Account	0.00	0.00
10004 Mercury Checking Account x7315		64,060.36
10009 Credit Credit Cash Back Rewards	4.40	4.40
Total 10000 Space 3 HQ Bank Accounts	**290,493.62**	**65,680.22**
10010 Station 1 SAV Bank Accounts		
10011 Station 1 SAV Checking Bank of America 9069	21,090.94	276.60
10012 Station 1 SAV Savings BoA 9072	100.58	100.58
Total 10010 Station 1 SAV Bank Accounts	**21,191.52**	**377.18**
10020 Station 2 CLT Bank Accounts		
10021 Station 2 CLT Checking Bank of America 5367	9,498.53	2,017.53
Total 10020 Station 2 CLT Bank Accounts	**9,498.53**	**2,017.53**
10097 Billcom Money Out Clearing	0.00	7,939.51
10098 Amazon Credit	0.00	-108.64
10099 QB- Work Around Account	0.00	0.00
10100 Square Cash Required for Synder	0.00	27.36
10300 Square Required for Synder	0.00	232.37
10400 Stripe Required for Synder	0.00	-57.33
10500 Stripe VEL SAV (Station 1, LLC) (required for Synder)	0.00	-27.35
Total Bank Accounts	**$321,183.67**	**$76,080.85**
Accounts Receivable		
Accounts Receivable (A/R)	20.00	0.00
Total Accounts Receivable	**$20.00**	**$0.00**
Other Current Assets		
130000 Inventory	0.00	0.00
13010 Coffee Inventory	769.13	688.82
13030 Bottled Drink Inventory	151.40	71.07
13040 Drink Ingredients	1,989.01	1,276.41
13050 Pastries - Inventory	1,553.95	2,422.45
13070 Snacks Inventory	440.46	98.96
13110 Cold Cup Inventory	0.00	0.00
13120 Hot Cup Inventory	0.00	0.00
13130 Cup Sleeves	6,126.69	6,126.69
13310 Caps	1,040.42	1,040.42
13330 T-Shirts	3,797.26	3,797.26
13340 Tumblers	2,858.36	2,858.36

Space 3, Inc. DBA VEL

Balance Sheet

As of June 30, 2024

	JUL 2022 - JUN 2023	JUL 2023 - JUN 2024
Total 130000 Inventory	**18,726.68**	**18,380.44**
14001 Prepaid Insurance	2,105.01	2,105.01
14002 Prepaid Softwares	0.00	0.00
14003 Prepaid Rent	16,839.73	0.00
14005 Loan Short-Term	0.00	0.00
14050 Other Current Receivables	0.00	0.00
Total Other Current Assets	**$37,671.42**	**$20,485.45**
Total Current Assets	**$358,875.09**	**$96,566.30**
Fixed Assets		
16000 Furniture, Fixtures, & Equipment	0.00	0.00
16002 Technology Equipment	0.00	0.00
16004 Internet & WIFI Equipment	6,850.38	6,850.38
16007 Speakers & Sound System	15,115.06	15,115.06
16008 Coffee Equipment	41,908.93	41,908.93
16009 Furniture & Fixtures	140,763.88	140,763.88
Total 16000 Furniture, Fixtures, & Equipment	**204,638.25**	**204,638.25**
16100 Leasehold Improvements - Station 1	290,231.61	290,231.61
16200 Leasehold Improvements - Station 2	77,797.55	71,586.05
16300 Construction in Progress	0.00	0.00
16400 VEL Go Pop Up	124,252.05	124,252.05
16950 Company Vehicle - Mitsubishi Outlander	0.00	0.00
16999 Accumulated Depreciation	-6,635.68	-6,635.68
Total Fixed Assets	**$690,283.78**	**$684,072.28**
Other Assets		
17000 Intangible Assets		
17200 Branding Asset	185,260.00	191,380.00
17300 Domains	6,065.51	6,065.51
17400 Space Design	278,923.54	287,029.36
17500 Trademarks	3,500.00	3,500.00
17510 Company Logo	1,838.00	1,838.00
17530 Company Name	1,987.00	1,987.00
17550 Slogan - "The 9-6 is dead. We killed it."	1,423.40	1,423.40
17570 Slogan - "Work at the speed of Life"	1,423.40	1,423.40
Total 17500 Trademarks	**10,171.80**	**10,171.80**
Total 17000 Intangible Assets	**480,420.85**	**494,646.67**
18001 Equity in Station 1 LLC	0.00	0.00
18002 Equity in Station 2 LLC	0.00	0.00
19001 Security Deposits	89,278.27	28,710.23
Total Other Assets	**$569,699.12**	**$523,356.90**
TOTAL ASSETS	**$1,618,857.99**	**$1,303,995.48**

Space 3, Inc. DBA VEL

Balance Sheet

As of June 30, 2024

	JUL 2022 - JUN 2023	JUL 2023 - JUN 2024
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
20001 Accounts Payable (A/P)	587,881.72	544,181.23
Total Accounts Payable	**$587,881.72**	**$544,181.23**
Credit Cards		
21001 Bank of America Credit Card	26,576.71	35,277.88
21002 Credit Card Jack 5406	0.00	-1,802.51
21003 Credit Card Mo 7282	0.00	1,258.01
21004 Credit Card Hans 8255	0.00	-245.53
21005 Credit Card Danielle 6736	0.00	0.00
21006 Credit Card Jessica 9740	0.00	0.00
21007 Credit Card Thomas Frank 4383	0.00	0.00
21008 Credit Card Abby 5062	0.00	0.00
21009 Credit Card Christy 4723	0.00	0.00
21010 Ramp Credit Card	28,640.32	25,040.32
21011 Mercury Credit Card - Mo		0.00
Total Credit Cards	**$55,217.03**	**$59,528.17**
Other Current Liabilities		
20002 Sales Tax Payable	0.00	-976.96
22001 Payroll Liabilities	34,448.32	-5.78
22002 Payroll Tax Payable		-247.64
Total 22001 Payroll Liabilities	**34,448.32**	**-253.42**
23001 Current Portion of Vehicle Loan	0.00	0.00
24010 Florida Department of Revenue Payable	0.00	0.00
24020 Georgia Department of Revenue Payable	460.65	593.05
24030 North Carolina Department of Revenue Payable	0.00	0.00
24050 Out Of Scope Agency Payable	0.00	0.00
24060 Square Gift Card Liability	524.47	756.38
Total Other Current Liabilities	**$35,433.44**	**$119.05**
Total Current Liabilities	**$678,532.19**	**$603,828.45**
Long-Term Liabilities		
25001 Company Vehicle - Mitsubishi Outlander (LOAN)	0.00	0.00
25002 Notes Payable - A. Madsen		100,000.00
25003 Notes Payable - A. Madsen 2		75,000.00
25004 Notes Payable - A. Madsen 3		75,000.00
25005 Notes Payable - A. Madsen 4		112,000.00
25006 Notes Payable - A. Madsen 5		112,000.00
Total Long-Term Liabilities	**$0.00**	**$474,000.00**
Total Liabilities	**$678,532.19**	**$1,077,828.45**

Space 3, Inc. DBA VEL

Balance Sheet

As of June 30, 2024

	JUL 2022 - JUN 2023	JUL 2023 - JUN 2024
Equity		
30000 Opening Balance Equity	-100.43	-100.43
30001 Owner's Investment	0.00	0.00
30002 Common Stock	100.00	100.00
30003 Additional Paid in Capital	2,444,197.00	2,444,197.00
31001 Preferred Stocks	1,961,358.20	2,360,358.20
32000 Retained Earnings	-804,661.32	-3,465,228.97
32001 Retained Earnings - Station 1	0.00	0.00
33001 Equity - Station 1	0.00	0.00
33002 Equity - Station 2	0.00	0.00
Net Income	-2,660,567.65	-1,113,158.77
Total Equity	**$940,325.80**	**$226,167.03**
TOTAL LIABILITIES AND EQUITY	**$1,618,857.99**	**$1,303,995.48**

Space 3, Inc. DBA VEL

Profit and Loss
July 2022 - June 2024

	JUL 2022 - JUN 2023	JUL 2023 - JUN 2024	TOTAL
Income			
40000 Food & Beverage Revenue	-469.19		$ -469.19
40010 Coffee	20,086.99	15,970.68	$36,057.67
40020 Fuel the Flow	10,554.10	9,583.10	$20,137.20
40030 Bottled Drinks	3,227.26	2,069.71	$5,296.97
40040 Snacks	1,230.34	969.89	$2,200.23
40050 Pastries	5,355.42	5,644.20	$10,999.62
Total 40000 Food & Beverage Revenue	**39,984.92**	**34,237.58**	**$74,222.50**
41000 Seat Rental Revenue	1,825.02	60.27	$1,885.29
41010 Mono Pods	4,219.28	7,290.87	$11,510.15
41020 Duo Pods	3,549.17	5,877.26	$9,426.43
41030 Nest Seats	3,201.51	2,887.55	$6,089.06
Total 41000 Seat Rental Revenue	**12,794.98**	**16,115.95**	**$28,910.93**
42000 Subscription Revenue			$0.00
42010 Planner	4,313.26	8,264.70	$12,577.96
Total 42000 Subscription Revenue	**4,313.26**	**8,264.70**	**$12,577.96**
45000 Food & Beverage Discounts given	-749.00		$ -749.00
46000 Discounts given	-2,623.60	-3,858.67	$ -6,482.27
Total 45000 Food & Beverage Discounts given	**-3,372.60**	**-3,858.67**	**$ -7,231.27**
47000 Gift Card Income		217.03	$217.03
49990 Discounts/Refunds Given		116.68	$116.68
49999 Uncategorized Income		319.00	$319.00
Square sales	0.00		$0.00
Stripe sales	0.00		$0.00
Total Income	**$53,720.56**	**$55,412.27**	**$109,132.83**
Cost of Goods Sold			
50000 COGS - Food & Beverage			$0.00
50010 Coffee	3,069.43	2,165.55	$5,234.98
50030 Bottled Drinks	1,589.36	713.93	$2,303.29
50040 Drink Ingredients	4,740.49	3,344.32	$8,084.81
50050 Pastries	1,770.89	2,152.18	$3,923.07
50070 Snacks	685.22	443.93	$1,129.15
Total 50000 COGS - Food & Beverage	**11,855.39**	**8,819.91**	**$20,675.30**
51000 COGS - Supplies & Materials	879.74		$879.74
51040 Delivery & Fuel Surcharges	213.45		$213.45
51050 Shop Supplies & Materials	331.16	525.23	$856.39
Total 51000 COGS - Supplies & Materials	**1,424.35**	**525.23**	**$1,949.58**
Total Cost of Goods Sold	**$13,279.74**	**$9,345.14**	**$22,624.88**
GROSS PROFIT	**$40,440.82**	**$46,067.13**	**$86,507.95**

Space 3, Inc. DBA VEL

Profit and Loss

July 2022 - June 2024

	JUL 2022 - JUN 2023	JUL 2023 - JUN 2024	TOTAL
Expenses			
63000 Growth Strategy			$0.00
63100 Setting, Defining & Leading Market Growth Strategies			$0.00
63150 Professional Services	27,425.15	3,108.00	$30,533.15
Total 63100 Setting, Defining & Leading Market Growth Strategies	**27,425.15**	**3,108.00**	**$30,533.15**
Total 63000 Growth Strategy	**27,425.15**	**3,108.00**	**$30,533.15**
65000 Financial Strategy			$0.00
65500 Monitor & Managing Financial Metrics & Methodologies			$0.00
65550 Software/Subscriptions	20,393.32	6,441.70	$26,835.02
Total 65500 Monitor & Managing Financial Metrics & Methodologies	**20,393.32**	**6,441.70**	**$26,835.02**
Total 65000 Financial Strategy	**20,393.32**	**6,441.70**	**$26,835.02**
66000 BOD & BOA			$0.00
66300 Hiring, Selecting and Forming BOD & BOA			$0.00
66315 Board of Advisors Fees	37,500.00		$37,500.00
Total 66300 Hiring, Selecting and Forming BOD & BOA	**37,500.00**		**$37,500.00**
66400 BOD & BOA Resource Management	564.39		$564.39
Total 66000 BOD & BOA	**38,064.39**		**$38,064.39**
67000 Fundraise			$0.00
67100 Fundraising Strategy, Valuation & Management			$0.00
6906 Fundraise Events	319.48	46,500.00	$46,819.48
Total 67100 Fundraising Strategy, Valuation & Management	**319.48**	**46,500.00**	**$46,819.48**
67200 Fundraise Research, Marketing & Distribution			$0.00
67220 Fundraise Software	5,156.91	2,477.09	$7,634.00
67240 Fundraise Marketing	1,000.00	0.00	$1,000.00
67260 Network Growth	5,750.00	0.00	$5,750.00
Total 67200 Fundraise Research, Marketing & Distribution	**11,906.91**	**2,477.09**	**$14,384.00**
67500 Sourcing & Closing New Capital		1,000.00	$1,000.00
67510 Fundraise Fees	1,478.17		$1,478.17
67530 Postage & Packaging	269.43	67.72	$337.15
67550 Professional Services	50,349.00	35,281.25	$85,630.25
Total 67500 Sourcing & Closing New Capital	**52,096.60**	**36,348.97**	**$88,445.57**
67600 Investor Management			$0.00
67603 Investor Gifts	562.67	44.02	$606.69
Total 67600 Investor Management	**562.67**	**44.02**	**$606.69**
Total 67000 Fundraise	**64,885.66**	**85,370.08**	**$150,255.74**
68000 Venture Growth			$0.00
68200 Conduct Research to Identify New Markets			$0.00
68250 Research & Development	10,000.00		$10,000.00
Total 68200 Conduct Research to Identify New Markets	**10,000.00**		**$10,000.00**

Space 3, Inc. DBA VEL

Profit and Loss
July 2022 - June 2024

	JUL 2022 - JUN 2023	JUL 2023 - JUN 2024	TOTAL
68300 Promote Company's Value Proposition and Scale Requirements		299.00	$299.00
68301 Website	3,945.00		$3,945.00
68330 Exhibitions			$0.00
68335 Professional Services	2,298.00		$2,298.00
68340 South by Southwest			$0.00
68341 Entertainment	2,861.61		$2,861.61
68342 Exhibition Fee	23,600.00		$23,600.00
68343 Flights	4,251.75		$4,251.75
68344 Lodging	12,794.29		$12,794.29
68345 Logistics/Setup Costs	31,635.62		$31,635.62
68346 Meals	3,238.65		$3,238.65
68348 Uber/Taxis	3,208.71		$3,208.71
Total 68340 South by Southwest	81,590.63		$81,590.63
68350 Miami Tech Week			$0.00
68351 Entertainment	530.62		$530.62
68352 Exhibition Fee	80,000.00		$80,000.00
68353 Flights	3,155.35		$3,155.35
68354 Lodging	9,420.91		$9,420.91
68355 Logistics/Setup Costs	55,902.58		$55,902.58
68356 Meals	1,192.84		$1,192.84
68358 Uber/Taxis	1,517.66		$1,517.66
Total 68350 Miami Tech Week	151,719.96		$151,719.96
68360 ICSC			$0.00
68363 Flights	230.70		$230.70
68364 Lodging	0.00		$0.00
Total 68360 ICSC	230.70		$230.70
Total 68330 Exhibitions	235,839.29		$235,839.29
Total 68300 Promote Company's Value Proposition and Scale Requirements	239,784.29	299.00	$240,083.29
68400 Build Long-Term Relationships with Venture Partners			$0.00
68420 Software/Subscriptions	1,075.00		$1,075.00
Total 68400 Build Long-Term Relationships with Venture Partners	1,075.00		$1,075.00
Total 68000 Venture Growth	250,859.29	299.00	$251,158.29
69000 Managing People and Organization			$0.00
69100 Hiring, Building & Managing Executive Office Talent			$0.00
69101 Payroll Wages - Executives	212,366.38	165,876.06	$378,242.44
69102 Payroll Wages - Management	7,765.38	479.93	$8,245.31
69103 Payroll Wages - Staff	95,463.91	2,532.22	$97,996.13
69105 Travel Stipend - Executives	76,600.00	91,800.00	$168,400.00
Total 69100 Hiring, Building & Managing Executive Office Talent	392,195.67	260,688.21	$652,883.88

	JUL 2022 - JUN 2023	JUL 2023 - JUN 2024	TOTAL
69150 Hiring & Managing Finance & Administration Talent			$0.00
69151 Payroll Wages - Executives	136,051.60	139,366.21	$275,417.81
69153 Payroll Wages - Staff	18,234.75		$18,234.75
Total 69150 Hiring & Managing Finance & Administration Talent	**154,286.35**	**139,366.21**	**$293,652.56**
69200 Hiring & Managing in-Store Experience Talent			$0.00
69210 Payroll Wages - Management	111,452.45	65,195.77	$176,648.22
69215 Payroll Wages - Staff	26,772.33	7,476.90	$34,249.23
Total 69200 Hiring & Managing in-Store Experience Talent	**138,224.78**	**72,672.67**	**$210,897.45**
69250 Hiring & Managing Space Design & Experience Talent			$0.00
69253 Payroll Wages - Staff	2,133.87	42,307.70	$44,441.57
Total 69250 Hiring & Managing Space Design & Experience Talent	**2,133.87**	**42,307.70**	**$44,441.57**
69300 Hiring and Managing In-Store Talent			$0.00
69310 Payroll Wages - Management	67,673.12		$67,673.12
69315 Payroll Wages - Staff	89,589.45	30,350.60	$119,940.05
Total 69300 Hiring and Managing In-Store Talent	**157,262.57**	**30,350.60**	**$187,613.17**
69350 Hiring & Managing Sales & Marketing Talent			$0.00
69352 Payroll Wages - Management*	74,870.21	43,748.92	$118,619.13
69353 Payroll Wages - Staff	84,029.65	11,404.45	$95,434.10
Total 69350 Hiring & Managing Sales & Marketing Talent	**158,899.86**	**55,153.37**	**$214,053.23**
69500 Talent Resource Management	920.00		$920.00
69510 Recruitment Expense	1,645.11	600.00	$2,245.11
Total 69500 Talent Resource Management	**2,565.11**	**600.00**	**$3,165.11**
69550 Promoting and Supporting Wellbeing			$0.00
69552 Health Benefit	35,409.15	7,951.46	$43,360.61
69553 Home Expense Reimbursement	1,000.00		$1,000.00
69555 Remote Work Stipend	19,860.62	13,300.00	$33,160.62
69556 Software/Subscriptions	2,936.41	0.00	$2,936.41
69557 Wellbeing	3,493.30	150.00	$3,643.30
Total 69550 Promoting and Supporting Wellbeing	**62,699.48**	**21,401.46**	**$84,100.94**
69600 Managing & Improving Employee Experience			$0.00
69605 Employee Experience	544.50	47.55	$592.05
Total 69600 Managing & Improving Employee Experience	**544.50**	**47.55**	**$592.05**
69650 Training, Performance & Team Building	15,049.00		$15,049.00
69653 Professional Development	3,576.15	240.00	$3,816.15
69655 Rewards & Recognition	11,099.74	1,195.68	$12,295.42
69657 Team Building	12,440.74		$12,440.74
Total 69650 Training, Performance & Team Building	**42,165.63**	**1,435.68**	**$43,601.31**
69700 Payroll Taxes - Employer	100,528.33	37,644.51	$138,172.84
Total 69000 Managing People and Organization	**1,211,506.15**	**661,667.96**	**$1,873,174.11**

Space 3, Inc. DBA VEL

Profit and Loss
July 2022 - June 2024

	JUL 2022 - JUN 2023	JUL 2023 - JUN 2024	TOTAL
70000 In-Store Experience			$0.00
70150 Overseeing Customer Experience Across All in-Store Revenue Channels			$0.00
70155 Professional Services	3,441.84		$3,441.84
Total 70150 Overseeing Customer Experience Across All in-Store Revenue Channels	**3,441.84**		**$3,441.84**
70200 Creating & Managing In-Store Customer Experience			$0.00
70205 VELLER Uniforms	2,469.16		$2,469.16
70210 Software/Subscriptions	2,302.49	2,170.48	$4,472.97
Total 70200 Creating & Managing In-Store Customer Experience	**4,771.65**	**2,170.48**	**$6,942.13**
70450 in-Store Inventory Management [inc Merchandise & Swag]			$0.00
70455 Software/Subscriptions	514.00	690.00	$1,204.00
70457 Supplies & Materials	2,559.58	267.62	$2,827.20
6999 Uncategorized Expense		4,233.61	$4,233.61
Total 70457 Supplies & Materials	**2,559.58**	**4,501.23**	**$7,060.81**
Total 70450 in-Store Inventory Management [inc Merchandise & Swag]	**3,073.58**	**5,191.23**	**$8,264.81**
70550 Managing in-Store Operations			$0.00
70555 Software/Subscriptions	1,214.89		$1,214.89
70560 Station Cleaning	25,158.50	2,145.00	$27,303.50
70580 Station Supplies	38,238.25	9,803.86	$48,042.11
70590 Inventory Shrinkage	16,473.64		$16,473.64
Total 70550 Managing in-Store Operations	**81,085.28**	**11,948.86**	**$93,034.14**
70650 Maintenance Coffee Related Equipment	187.50		$187.50
Total 70000 In-Store Experience	**92,559.85**	**19,310.57**	**$111,870.42**
71000 Space Experience			$0.00
71300 Developing Space Experience & Design Roadmap			$0.00
71310 Space Experience	15,253.61	5,603.42	$20,857.03
Total 71300 Developing Space Experience & Design Roadmap	**15,253.61**	**5,603.42**	**$20,857.03**
71600 Manage and Design Digital Space Technology Innovation & Growth			$0.00
71610 Robotics	710.65		$710.65
Total 71600 Manage and Design Digital Space Technology Innovation & Growth	**710.65**		**$710.65**
Total 71000 Space Experience	**15,964.26**	**5,603.42**	**$21,567.68**
73000 PR & Marketing			$0.00
73100 PR, Social Media and Email Campaign Creation, Circulation & Management			$0.00
73140 Memberships	5,045.00		$5,045.00
73150 Professional Services	38,276.00	-3,300.00	$34,976.00
Total 73100 PR, Social Media and Email Campaign Creation, Circulation & Management	**43,321.00**	**-3,300.00**	**$40,021.00**

	JUL 2022 - JUN 2023	JUL 2023 - JUN 2024	TOTAL
73200 Producing & Managing Marketing & Promotional Assets			$0.00
73210 Packaging for Marketing	269.11		$269.11
73220 Professional Services	17,162.42	11,000.00	$28,162.42
73230 Software/Subscriptions	4,001.13	3,484.84	$7,485.97
Total 73200 Producing & Managing Marketing & Promotional Assets	**21,432.66**	**14,484.84**	**$35,917.50**
73300 Creating Copy & Content	363.95		$363.95
73320 Professional Services	114,372.53	5,302.55	$119,675.08
73350 Software/Subscriptions		24.00	$24.00
Total 73300 Creating Copy & Content	**114,736.48**	**5,326.55**	**$120,063.03**
73400 Monitoring & Managing Social Media			$0.00
73450 Software/Subscriptions	16,119.30	841.55	$16,960.85
Total 73400 Monitoring & Managing Social Media	**16,119.30**	**841.55**	**$16,960.85**
73700 Conducting Customer & Market Research and Analytics			$0.00
73710 Software/Subscriptions	6,043.49	3,919.31	$9,962.80
Total 73700 Conducting Customer & Market Research and Analytics	**6,043.49**	**3,919.31**	**$9,962.80**
Total 73000 PR & Marketing	**201,652.93**	**21,272.25**	**$222,925.18**
74000 Sales & Distribution			$0.00
74100 Creating & Distributing Digital/Physical Sales & Advertising Campaigns			$0.00
74110 Advertising	24,830.33	2,796.09	$27,626.42
74120 Content & Collateral	458.71	664.91	$1,123.62
74140 Professional Services	11,585.00		$11,585.00
74150 Social Media Advertising	10,404.96		$10,404.96
74160 Software/Subscriptions	1,940.29	318.03	$2,258.32
Total 74100 Creating & Distributing Digital/Physical Sales & Advertising Campaigns	**49,219.29**	**3,779.03**	**$52,998.32**
74200 Managing Digital Sales & Marketing Automation			$0.00
74250 Software/Subscriptions	1,752.80		$1,752.80
Total 74200 Managing Digital Sales & Marketing Automation	**1,752.80**		**$1,752.80**
74400 Managing Customer Service & Retention			$0.00
74450 Software/Subscriptions	1,979.82		$1,979.82
Total 74400 Managing Customer Service & Retention	**1,979.82**		**$1,979.82**
74500 Creating Customer Acquisition Channels			$0.00
74540 Professional Services	17,645.00		$17,645.00
74550 Software/Subscription	1,294.00	117.00	$1,411.00
Total 74500 Creating Customer Acquisition Channels	**18,939.00**	**117.00**	**$19,056.00**
Total 74000 Sales & Distribution	**71,890.91**	**3,896.03**	**$75,786.94**

	JUL 2022 - JUN 2023	JUL 2023 - JUN 2024	TOTAL
76000 Technology	238.20		$238.20
76200 Technology Design and Developement			$0.00
76220 Software/Subscriptions	24,182.28	3,850.35	$28,032.63
Total 76200 Technology Design and Developement	**24,182.28**	**3,850.35**	**$28,032.63**
Total 76000 Technology	**24,420.48**	**3,850.35**	**$28,270.83**
77000 Finance			$0.00
77200 Securing & Managing Banking, Facilities and Credit			$0.00
77210 Business Credit Expense	7,500.00		$7,500.00
77220 Bank & Bill Pay Fees	512.84	535.60	$1,048.44
77230 Penalties	2,121.00		$2,121.00
77250 Stripe fees	591.87	1,715.65	$2,307.52
772600 Stripe Other fees	-7.49	5.53	$ -1.96
77270 Square fees	1,914.44	1,276.75	$3,191.19
Total 77200 Securing & Managing Banking, Facilities and Credit	**12,632.66**	**3,533.53**	**$16,166.19**
77300 Managing Financing & Leasing			$0.00
77330 Interest Expense	5,071.66	14,473.81	$19,545.47
Total 77300 Managing Financing & Leasing	**5,071.66**	**14,473.81**	**$19,545.47**
77400 Managing Receipts & Payments			$0.00
77470 Reimbursable Expenses		1,736.40	$1,736.40
Total 77400 Managing Receipts & Payments		**1,736.40**	**$1,736.40**
77500 Managing Payroll & Wages			$0.00
77510 Payroll Processing Expenses	8,024.85	2,279.50	$10,304.35
Total 77500 Managing Payroll & Wages	**8,024.85**	**2,279.50**	**$10,304.35**
77700 Accounting, Taxes & Compliance	7,500.00		$7,500.00
77770 Taxes & Licenses	9,838.87	2,503.13	$12,342.00
77780 Professional Services	44,750.00	27,250.00	$72,000.00
77790 Software/Subscription	4,337.08	2,357.90	$6,694.98
Total 77700 Accounting, Taxes & Compliance	**66,425.95**	**32,111.03**	**$98,536.98**
Total 77000 Finance	**92,155.12**	**54,134.27**	**$146,289.39**
78000 Corporate Administration			$0.00
78100 Managing General Corporate Admin			$0.00
78110 Communication/Collaboration		50.61	$50.61
78120 Dining & Entertainment	8,072.59	5,612.10	$13,684.69
78130 Software/Subscription Expenses	45,392.27	24,059.42	$69,451.69
78140 Professional Services	400.00	1,080.00	$1,480.00
Total 78100 Managing General Corporate Admin	**53,864.86**	**30,802.13**	**$84,666.99**

Space 3, Inc. DBA VEL

Profit and Loss

July 2022 - June 2024

	JUL 2022 - JUN 2023	JUL 2023 - JUN 2024	TOTAL
78200 Managing Travel & Auto Related Matters	1,911.36		$1,911.36
78210 Car Allowance	13,439.96	8,889.99	$22,329.95
78230 Travel - Accommodations	65,236.15	22,091.95	$87,328.10
78240 Travel - Flights, Trains, Buses	63,503.37	31,139.40	$94,642.77
78250 Travel - Insurance	2,969.51	2,439.97	$5,409.48
78260 Travel - Meals	13,613.17	4,994.85	$18,608.02
78270 Travel - Mileage Reimbursement	4,638.51	3,839.65	$8,478.16
78280 Travel - Rental, Fuel & Parking	11,869.37	5,602.00	$17,471.37
78290 Travel - Uber/Taxi	7,302.89	8,945.27	$16,248.16
Total 78200 Managing Travel & Auto Related Matters	**184,484.29**	**87,943.08**	**$272,427.37**
78300 Managing Corporate Office & Facilities			$0.00
78320 Equipment Storage	5,084.39	15,845.37	$20,929.76
78330 Home Office Expenses	1,496.02		$1,496.02
78340 Office Expenses	2,943.75	7,031.62	$9,975.37
78350 Supplies & Equipment	44,548.49	7,581.08	$52,129.57
78360 Utilities	491.33	212.25	$703.58
Total 78300 Managing Corporate Office & Facilities	**54,563.98**	**30,670.32**	**$85,234.30**
78600 Managing Insurance Policies			$0.00
78650 Insurance Policy Management	15,286.89	14,042.81	$29,329.70
Total 78600 Managing Insurance Policies	**15,286.89**	**14,042.81**	**$29,329.70**
Total 78000 Corporate Administration	**308,200.02**	**163,458.34**	**$471,658.36**
79000 CRE Location & Contracts Mgt.			$0.00
79300 Location Payments (Rent, Lease, Taxes, Utilities)		32,866.44	$32,866.44
79310 Station Rent Expense	51,682.28	13,440.10	$65,122.38
79315 Utilities - Electric	4,218.25	4,215.97	$8,434.22
79320 Utilities - Internet	8,858.46	10,955.31	$19,813.77
79325 Utilities - Water	39.37		$39.37
Total 79300 Location Payments (Rent, Lease, Taxes, Utilities)	**64,798.36**	**61,477.82**	**$126,276.18**
Total 79000 CRE Location & Contracts Mgt.	**64,798.36**	**61,477.82**	**$126,276.18**
81000 CRE Construction & Maintenance Management			$0.00
81115 Supervise & Manage Permitting, Licensing & Documentation			$0.00
81117 Permitting Expense	2,222.92	350.00	$2,572.92
Total 81115 Supervise & Manage Permitting, Licensing & Documentation	**2,222.92**	**350.00**	**$2,572.92**
81145 General CRE Fit Out Management			$0.00
81148 Contractors		3,150.00	$3,150.00
Total 81145 General CRE Fit Out Management		**3,150.00**	**$3,150.00**
81150 CRE Repairs & Maintenance	1,111.30	598.40	$1,709.70
81153 Repairs & Maintenance	12,416.43	3,314.26	$15,730.69
Total 81150 CRE Repairs & Maintenance	**13,527.73**	**3,912.66**	**$17,440.39**
Total 81000 CRE Construction & Maintenance Management	**15,750.65**	**7,412.66**	**$23,163.31**

	JUL 2022 - JUN 2023	JUL 2023 - JUN 2024	TOTAL
82000 Group Supply Chain Management			$0.00
82100 Negotiations & Purchasing Space Furniture, Fixtures + Equipment			$0.00
82120 Construction - 1508 Bull St.	98,591.83		$98,591.83
82150 Software/Subscriptions	216.00		$216.00
Total 82100 Negotiations & Purchasing Space Furniture, Fixtures + Equipment	**98,807.83**		**$98,807.83**
82200 Negotiations & Purchasing Coffee, Food & Beverage Equipments			$0.00
82220 Equipment Leasing	2,824.80	2,189.22	$5,014.02
Total 82200 Negotiations & Purchasing Coffee, Food & Beverage Equipments	**2,824.80**	**2,189.22**	**$5,014.02**
Total 82000 Group Supply Chain Management	**101,632.63**	**2,189.22**	**$103,821.85**
83000 Legal			$0.00
83100 Managing Corporate Structure & Formation			$0.00
83115 Professional Services	5,000.00	-5,000.00	$0.00
Total 83100 Managing Corporate Structure & Formation	**5,000.00**	**-5,000.00**	**$0.00**
83200 Managing Employment Contracts & Agreements			$0.00
83215 Professional Services	13,092.50		$13,092.50
Total 83200 Managing Employment Contracts & Agreements	**13,092.50**		**$13,092.50**
83300 Managing Funding Contracts & Agreements			$0.00
83315 Professional Services	49,368.75	9,599.44	$58,968.19
Total 83300 Managing Funding Contracts & Agreements	**49,368.75**	**9,599.44**	**$58,968.19**
83500 Managing CRE Contracts & Agreements			$0.00
83515 Professional Services	10,475.65		$10,475.65
Total 83500 Managing CRE Contracts & Agreements	**10,475.65**		**$10,475.65**
83800 Managing Company Legal & Compliance			$0.00
83810 Filing Fees	2,889.50	7,128.55	$10,018.05
83812 Legal Services	16,325.48	40,378.75	$56,704.23
83815 Professional Services	18,404.75	29,645.00	$48,049.75
83820 Shareholder Services		3,205.70	$3,205.70
83850 Software/Subscription	180.00	275.50	$455.50
Total 83800 Managing Company Legal & Compliance	**37,799.73**	**80,633.50**	**$118,433.23**
83900 Managing Company IP Protection			$0.00
83910 Professional Services	2,300.00		$2,300.00
Total 83900 Managing Company IP Protection	**2,300.00**		**$2,300.00**
Total 83000 Legal	**118,036.63**	**85,232.94**	**$203,269.57**
Total Expenses	**$2,720,195.80**	**$1,184,724.61**	**$3,904,920.41**
NET OPERATING INCOME	**$ -2,679,754.98**	**$ -1,138,657.48**	**$ -3,818,412.46**
Other Income			
7001 Interest Income	5.37	0.08	$5.45
8010 Gain on Disposal of Fixed Assets	-188.07		$ -188.07

Space 3, Inc. DBA VEL

Profit and Loss

July 2022 - June 2024

	JUL 2022 - JUN 2023	JUL 2023 - JUN 2024	TOTAL
Other Income	19,370.03	25,498.63	$44,868.66
Total Other Income	**$19,187.33**	**$25,498.71**	**$44,686.04**
NET OTHER INCOME	**$19,187.33**	**$25,498.71**	**$44,686.04**
NET INCOME	**$ -2,660,567.65**	**$ -1,113,158.77**	**$ -3,773,726.42**

Space 3, Inc. DBA VEL

Statement of Cash Flows

July 2022 - June 2024

	JUL 2022 - JUN 2023	JUL 2023 - JUN 2024	TOTAL
OPERATING ACTIVITIES			
Net Income	-2,660,567.65	-1,113,158.77	$ -3,773,726.42
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
Accounts Receivable (A/R)	-20.00	20.00	$0.00
130000 Inventory	0.00		$0.00
13010 Inventory:Coffee Inventory	-769.14	80.31	$ -688.83
13030 Inventory:Bottled Drink Inventory	-151.40	80.33	$ -71.07
13040 Inventory:Drink Ingredients	-1,989.01	712.60	$ -1,276.41
13050 Inventory:Pastries - Inventory	-1,553.95	-868.50	$ -2,422.45
13070 Inventory:Snacks Inventory	-440.46	341.50	$ -98.96
13110 Inventory:Cold Cup Inventory	3,464.73		$3,464.73
13120 Inventory:Hot Cup Inventory	0.00		$0.00
13130 Inventory:Cup Sleeves	680.74		$680.74
13310 Inventory:Caps	1,040.43		$1,040.43
13330 Inventory:T-Shirts	-383.46		$ -383.46
13340 Inventory:Tumblers	-2,858.36		$ -2,858.36
14001 Prepaid Insurance	2,844.34		$2,844.34
14003 Prepaid Rent	-16,839.73	16,839.73	$0.00
14050 Other Current Receivables	7,161.00		$7,161.00
16999 Accumulated Depreciation	0.00		$0.00
20001 Accounts Payable (A/P)	430,119.38	-43,700.49	$386,418.89
21001 Bank of America Credit Card	12,403.47	8,701.17	$21,104.64
21002 Credit Card Jack 5406	-10,392.16	-1,802.51	$ -12,194.67
21003 Credit Card Mo 7282	-26,099.12	1,258.01	$ -24,841.11
21004 Credit Card Hans 8255	-615.59	-245.53	$ -861.12
21005 Credit Card Danielle 6736	-317.31		$ -317.31
21006 Credit Card Jessica 9740	0.00		$0.00
21007 Credit Card Thomas Frank 4383	0.00		$0.00
21008 Credit Card Abby 5062	0.00		$0.00
21009 Credit Card Christy 4723	0.00		$0.00
21010 Ramp Credit Card	28,640.32	-3,600.00	$25,040.32
21011 Mercury Credit Card - Mo		0.00	$0.00
20002 Sales Tax Payable	0.00	-976.96	$ -976.96
22001 Payroll Liabilities	22,250.50	-34,454.10	$ -12,203.60
22002 Payroll Liabilities:Payroll Tax Payable		-247.64	$ -247.64
23001 Current Portion of Vehicle Loan	-4,773.00		$ -4,773.00
24010 Florida Department of Revenue Payable	0.00	0.00	$0.00
24020 Georgia Department of Revenue Payable	460.65	132.40	$593.05
24030 North Carolina Department of Revenue Payable	0.00	0.00	$0.00
24050 Out Of Scope Agency Payable	0.00	0.00	$0.00
24060 Square Gift Card Liability	524.47	231.91	$756.38
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**442,387.34**	**-57,497.77**	**$384,889.57**

Space 3, Inc. DBA VEL

Statement of Cash Flows

July 2022 - June 2024

	JUL 2022 - JUN 2023	JUL 2023 - JUN 2024	TOTAL
Net cash provided by operating activities	**$ -2,218,180.31**	**$ -1,170,656.54**	**$ -3,388,836.85**
INVESTING ACTIVITIES			
16000 Furniture, Fixtures, & Equipment	105,654.59		$105,654.59
16002 Furniture, Fixtures, & Equipment:Technology Equipment	0.00	0.00	$0.00
16004 Furniture, Fixtures, & Equipment:Internet & WIFI Equipment	0.00		$0.00
16007 Furniture, Fixtures, & Equipment:Speakers & Sound System	-11,123.45		$ -11,123.45
16008 Furniture, Fixtures, & Equipment:Coffee Equipment	-24,439.93		$ -24,439.93
16009 Furniture, Fixtures, & Equipment:Furniture & Fixtures	-140,763.88		$ -140,763.88
16100 Leasehold Improvements - Station 1	-290,232.03		$ -290,232.03
16200 Leasehold Improvements - Station 2	-77,797.55	6,211.50	$ -71,586.05
16300 Construction in Progress	269,912.25		$269,912.25
16400 VEL Go Pop Up	-124,252.05		$ -124,252.05
16950 Company Vehicle - Mitsubishi Outlander	24,884.00		$24,884.00
17200 Intangible Assets:Branding Asset	-128,910.00	-6,120.00	$ -135,030.00
17400 Intangible Assets:Space Design	-278,923.54	-8,105.82	$ -287,029.36
17500 Intangible Assets:Trademarks	-2,800.00		$ -2,800.00
18001 Equity in Station 1 LLC	0.00		$0.00
18002 Equity in Station 2 LLC	0.00		$0.00
19001 Security Deposits	-33,656.49	60,568.04	$26,911.55
Net cash provided by investing activities	**$ -712,448.08**	**$52,553.72**	**$ -659,894.36**
FINANCING ACTIVITIES			
25001 Company Vehicle - Mitsubishi Outlander (LOAN)	-14,369.94		$ -14,369.94
25002 Notes Payable - A. Madsen		100,000.00	$100,000.00
25003 Notes Payable - A. Madsen 2		75,000.00	$75,000.00
25004 Notes Payable - A. Madsen 3		75,000.00	$75,000.00
25005 Notes Payable - A. Madsen 4		112,000.00	$112,000.00
25006 Notes Payable - A. Madsen 5		112,000.00	$112,000.00
30000 Opening Balance Equity	-100.43		$ -100.43
30003 Additional Paid in Capital	200,000.00		$200,000.00
31001 Preferred Stocks	1,961,311.67	399,000.00	$2,360,311.67
32001 Retained Earnings - Station 1	0.00		$0.00
33001 Equity - Station 1	0.00		$0.00
33002 Equity - Station 2	0.00		$0.00
Net cash provided by financing activities	**$2,146,841.30**	**$873,000.00**	**$3,019,841.30**
NET CASH INCREASE FOR PERIOD	**$ -783,787.09**	**$ -245,102.82**	**$ -1,028,889.91**